Special Meeting of Shareholders:

A Special Meeting of Shareholders of the Trust was held on December 18, 2009 (the Meeting for the Large Cap Growth Fund was adjourned until January 8, 2010, at which time it was reconvened) for purpose of voting on the following:

* The Election of eleven Trustees of the Trust
* The elimination of the Large Cap Growth Fund's fundamental non-diversification investment policy

The voting results for the Election of eleven Trustees was as follows:

                           Affirmative   Against     Abstain
Mr. David Brooks Adcock   2,221,194,797     -       56,232,712
Mr. Nigel D.T. Andrews    2,246,637,963     -       30,789,545
Ms. Teresa C. Barger      2,249,000,686     -       28,426,822
Ms. E. Lee Beard          2,224,799,127     -       52,628,381
Mr. David C. Brown        2,245,350,484     -       32,077,025
Ms. Lyn Hutton            2,247,336,902     -       30,090,606
Mr. John L. Kelly         2,248,574,785     -       28,951,723
Mr. David L. Meyer        2,246,055,515     -       31,371,994
Ms. Karen F. Shepherd     2,222,531,272     -       54,896,237
Mr. Robert L. Wagner      2,244,576,601     -       32,850,907
Mr. Leigh A. Wilson       2,246,235,674     -       31,191,834


The voting results for the elimination of the Large Cap Growth Fund's fundamental non-diversification investment policy was 86.51% in favor of the proposal, 10.94% against the proposal and 2.55% abstained.